Exhibit 99.1

March 1, 2010	06/10
For immediate release	Page 1 of 6

WORLDCOLOR
ANNOUNCES FOURTH QUARTER 2009 RESULTS

HIGHLIGHTS

  •
  Fourth quarter 2009 adjusted EBITDA of $132 million compared to $118 million in same period last year. Combined Adjusted EBITDA of $329 million for the full year.

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  Second consecutive quarter-over-quarter increase in consolidated adjusted EBIT and EBITDA margin despite lower volume

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  Fourth quarter consolidated adjusted EBITDA margin was 15.6% compared to 11.4% in the fourth quarter of 2008

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  Consolidated fourth quarter revenues of $848 million in the fourth quarter compared to $1.0 billion in the fourth quarter of last year

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  Free cash flow in fourth quarter of $79 million compared to cash outflow of $39 million during fourth quarter 2008

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  At year-end there were no borrowings against the Company's $350 million revolving credit facility.

Montréal, Canada–Worldcolor (TSX: WC, WC.U) reported increased consolidated adjusted EBITDA(1) in the fourth quarter of 2009 compared to the same period in 2008. The higher adjusted EBITDA was achieved despite lower volume related to the challenging global economic environment. Increased adjusted EBITDA and adjusted EBITDA margins resulted from the Company's focus on improving efficiencies in its operations and processes while containing costs.

In the fourth quarter of 2009, Worldcolor generated consolidated revenues from continuing operations of $848 million compared to $1.0 billion in the fourth quarter of 2008. Consolidated operating income in the fourth quarter of 2009 before IAROC was $83 million compared to $50 million in the fourth quarter of 2008. Consolidated adjusted EBITDA was $132 million in the fourth quarter of 2009 compared to $118 million in the fourth quarter of 2008. The higher adjusted EBITDA in the quarter resulted from increased operational efficiencies, improved processes and ongoing cost-containment initiatives. In the fourth quarter of 2009, cost of sales decreased by 23% compared to the fourth quarter of 2008 while revenues in the fourth quarter 2009 decreased by 18% compared to the same period last year.

(1)
Adjusted EBITDA excludes the following items: Impairment of asset, restructuring and other charges (IAROC), financial expenses, effective interest on preferred shares classified as liability, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor's corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

For immediate release	Page 2 of 6

For the fourth quarter ended December 31, 2009, Worldcolor reported a consolidated net income from continuing operations of $18 million, compared to a net loss from continuing operations of $654 million for the same period in 2008. These results incorporated IAROC, net of income taxes, of $21 million, compared with $118 million for the same period in 2008. Results for 2008 also included reorganization items of $33 million, net of income taxes, and an after-tax charge for goodwill impairment of $324 million. Net income improved in the fourth quarter of 2009 due to a $180 million reduction in financial expenses, the result of the Company's emergence from bankruptcy, which included the negotiation of a new Credit Facility, as well as a gain of $3 million on foreign exchange compared to a foreign exchange loss of $122 million in the fourth quarter of 2008. With the change in the Company's functional currency to the US dollar, it no longer has a foreign currency accounting exposure on its long term debt.

"Again this quarter, Worldcolor's quarter-over-quarter improvement in profitability exceeded our expectations," said Mark Angelson, Chairman and CEO of Worldcolor. "For the second quarter in a row, Worldcolor increased EBITDA and margins on lower revenues. This demonstrates the benefit of management's improved focus on cost control, improved operational efficiencies and process improvements. The fourth quarter year-over-year decrease in revenue was not as severe as in the prior quarters reflecting a levelling off of the economy. In addition, our sales force had important successes renewing relationships with existing customers and attracting new ones."

Combined Full-Year 2009

For the combined full year 2009, Worldcolor reported combined adjusted EBITDA of $329 million, nearly 60% of which was earned in the five month period after emerging from bankruptcy. The 2009 combined consolidated net loss from continuing operations of $154 million, compared to a net loss from continuing operations of $944 million for the same period in 2008. The combined results for 2009 incorporate IAROC, net of income taxes, of $43 million compared to $166 million for the same period in 2008 as well as reorganization items of $62 million which, net of income taxes, compared to $95 million in 2008. The 2008 results also included goodwill impairment, net of tax, of $324 million. In 2009, Worldcolor generated $124 million of free cash flow compared to $50 million in 2008, largely the result of lower reorganization costs. Combined consolidated revenues for 2009 were $3.1 billion compared to $4.0 billion in 2008. The lower revenues are mainly due to decreased volume as a result of the challenging economy and to a lesser extent, price erosion.

Subsequent Event

On January 25, 2010 the Boards of Directors of Worldcolor and Quad/Graphics Inc., unanimously approved a definitive arrangement agreement whereby Quad/Graphics will acquire Worldcolor. Concurrent with the closing of the transaction Quad/Graphics intends to become a publicly traded company. Under the terms of the agreement, Worldcolor shareholders will receive at closing approximately 40% of the outstanding shares of Quad/Graphics and Quad/Graphics will hold approximately 60% of the shares. The transaction is expected to close approximately in the summer of 2010.

For immediate release	Page 3 of 6

Fresh Start Reporting and combined financial results

Upon emergence from protection under the Companies' Creditors Arrangement Act in Canada ("CCAA") and Chapter 11 in the United States, the Company adopted "fresh start" financial accounting. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan of Reorganization. Enterprise value is generally defined to be the Company's estimated fair value at the Fresh Start date, less cash and cash equivalents. As a result of Fresh Start accounting, Worldcolor, the Successor, became a new entity for financial reporting purposes. Accordingly, the Consolidated Financial Statements of the Successor on or after August 1, 2009 are not comparable to the Consolidated Financial Statements of the Predecessor prior to that date. However, for the readers' convenience the current financial results for the two periods have been combined in this news release.

Use of Non-GAAP Measures

In the discussion of our 2009 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 5, "Reconciliation of non-GAAP Measures" of our fourth quarter 2009 management's discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and furnished to the United States Securities and Exchange Commission at www.sec.gov.

A copy of our annual and fourth quarter 2009 management's discussion and analysis is also available on the Company's website at www.worldcolor.com.

Cautionary Note

In connection with its insolvency proceedings, the Company was required to prepare projected financial information to demonstrate to the U.S. Bankruptcy Court the feasibility of its Plan of Reorganization and its ability to continue operations upon emergence from bankruptcy protection. The Company filed projected financial information with the U.S. Bankruptcy Court as part of its Third Amended Disclosure Statement. The Company's financial and operating results for periods prior to August 1, 2009, being the effective date of the adoption by the Company of fresh-start accounting after the implementation of its Plan of Reorganization, are not necessarily indicative of its financial performance for any future period, and there is no guarantee that the Company will achieve its projected financial performance for other future periods set forth in the Third Amended Disclosure Statement. The Company is in no way updating or reaffirming any projections.

For immediate release	Page 4 of 6

There are numerous factors that can affect the performance of the Company's business, including the risks and uncertainties described in the Company's most recent Annual Report on Form 40-F and quarterly financial statements and corresponding management's discussion and analysis furnished to the SEC on Form 6-K, including under the captions "Forward Looking Statements" and "Risk Factors." As they relate to projected financial information filed with the U.S. Bankruptcy Court, see Appendix D to the Company's Third Amended Disclosure Statement, "Financial Projections; Notes to Financial Projections", for cautionary language regarding the projections.

Conference Call

Worldcolor will hold a conference call to discuss fourth quarter results and the registration statement on Form S-4 to be filed by Quad/Graphics with the U.S. Securities and Exchange Commission to register its Class A common stock that it will issue to holders of common shares of World Color Press Inc. in the arrangement and that includes the preliminary proxy circular for the World Color Press Inc. meeting to vote on the arrangement. The call will take place at 10:00 AM eastern time on Tuesday, March 9. The call will be hosted by Worldcolor Chairman and CEO Mark Angelson. Senior management from Quad/Graphics will also participate as guests on the call to discuss the Form S-4.

The conference call can be accessed by phone

  1)
  Dial in the Conference Access Number: 1-866-551-1530 or 1-212-401-6700

  2)
  Enter the Participant PIN Code: 5524094#

  3)
  At the prompt, record the required details: Full Name and Company

The conference call will be broadcast live and can be accessed on the Worldcolor Website:

http://www.worldcolor.com/investors/index.aspx

Prior to the call please ensure that you have the appropriate software. The web address listed above has instructions and a direct link to download the necessary software, free of charge.

Forward-looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, prospects of the Company's (the "Company") industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

For immediate release	Page 5 of 6

Important factors and assumptions as well as the Company's ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company's filings with the U. S. Securities and Exchange Commission ("SEC") and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.worldcolor.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company's filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company's expectations as of March 1, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor's products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its team of approximately 18,000 employees is focused on helping clients meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com

For further information contact:

Tony Ross
Vice President, Communications
Worldcolor
514-877-5317
800-567-7070

Roland Ribotti
Vice President, Corporate Finance and Treasurer
Worldcolor
514-877-5143
800-567-7070

World Color Press Inc.
Financial Highlights

(In millions of US dollars)
(Unaudited)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	Successor 2009	Predecessor 2008	Combined 2009	Predecessor 2008
Consolidated Results from Continuing Operations
Operating revenues	$848	$1,033	$3,072	$4,017
Adjusted EBITDA	132	118	329	379
Adjusted EBIT	83	50	125	121
IAROC	30	188	61	242
Goodwill impairment charge	–	341	–	341
Operating income (loss)	53	(479)	64	(462)
Income (loss) from continuing operations	18	(654)	(154)	(944)
Net income (loss)	18	(654)	(154)	(1,659)
Adjusted EBITDA margin*	15.6%	11.4%	10.7%	9.4%
Adjusted EBIT margin*	9.8%	4.8%	4.1%	3.0%
Operating margin*	6.3%	(46.4)%	2.1%	(11.5)%
Segmented Information from Continuing Operations
Operating revenues
North America	$772	$957	$2,825	$3,723
Latin America	76	77	247	295
Adjusted EBIT
North America	$86	$40	$129	$110
Latin America	6	9	13	17
Adjusted EBIT margin*
North America	11.1%	4.2%	4.6%	3.0%
Latin America	7.9%	11.7%	5.3%	5.8%
Selected Cash Flow Information
Cash provided by (used in) operating activities	$100	$(9)	$217	$90
Free cash flow (outflow)**	79	(39)	124	50

	As at December 31,
	Successor 2009	Predecessor 2008
Financial Position
Working capital	$359	$(2,768)
Total assets	2,482	2,820
Shareholders' equity (deficit)	709	(1,555)

EBITDA: Operating income before depreciation and amortization

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

*
Margins calculated on operating revenues

**
Cash provided by operating activities, less capital expenditures, net of proceeds from disposals of assets and business disposals

Note:

The implementation of the Plan of reorganization on July 21, 2009 (the "Effective Date") resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of Quebecor World Inc. (Predecessor) and the creation and issuance of Worldcolor's new capital stock (Successor), as if such events had occurred on July 31, 2009 (the "Fresh-start Date").

Due to our adoption of fresh start accounting, for the purpose of the analysis of the results of operations, we combined the year-to-date results of operations of the Predecessor and the Successor. The resulting combined results of operations for the twelve months ended December 31, 2009 are then compared to the corresponding periods in the prior year. However, the application of fresh start accounting results in the financial statements of the Successor not being comparable to the Predecessor in many respects.